UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM CB/A

(Amendment No. 1)

____________________

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

____________________

TEREOS INTERNACIONAL S.A.

(Name of Subject Company)

____________________

N/A

(Translation of Subject Company’s Name into English (if applicable))

____________________

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

____________________

TEREOS INTERNACIONAL S.A.

(Name of Person(s) Furnishing Form)

____________________

Common Shares

 (Title of Class of Subject Securities)

____________________

N/A

(CUSIP Number of Class of Securities (if applicable)

____________________

Marcus Erich Thieme

Investor Relations Officer

Avenida Brigadeiro Faria Lima, 201, 11th floor

Pinheiros - São Paulo

05426-100

Brazil

Tel:  +55 (11) 3544-4900

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

____________________

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

(a)

Exhibit Number	Description of Document
1.1

Relevant Fact (Fato Relevante) dated June 13, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to form CB on June 15, 2012).

1.2

Notice to Shareholders (Aviso aos Acionistas) dated June 15, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation).

(b)           Not applicable.

Item 2.   Information Legends

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)           Not applicable.

(2)           Not applicable.

(3)           Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)           A written irrevocable consent and power of attorney on Form F-X was filed by Tereos Internacional S.A. with the Commission on June 15, 2012.

(2)           Not applicable.

2

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEREOS INTERNACIONAL S.A.

Dated:  June 15, 2012

By: /s/  Jacyr da Silva Costa Filho
Name:   Jacyr da Silva Costa Filho
Title:     CEO

Exhibit 1.2

TEREOS INTERNACIONAL S.A.

Company Registry Identification Number [NIRE] 3530038059-2

Corporate Taxpayer ID Number [CNPJ/MF] 11.566.501/0001-56

Publicly Traded Company with Authorized Capital

NOTICE TO SHAREHOLDERS

São Paulo, June 15, 2012. We inform the shareholders that Tereos Internacional S.A. (“Company”), observing the applicable legal and bylaws provisions, will increase its share capital (“Capital Increase”), from the current two billion, four hundred and thirty-seven million, four hundred and thirty-eight thousand, eight hundred and twenty-nine reals and sixty-eight centavos (R$2,437,438,829.68) to up to two billion, eight hundred and seven million, five thousand, nine hundred and ninety-three reals and eighty-eight centavos (R$2,807,005,993.88), through the issuance, for private subscription, of up to one hundred and forty-two million, one hundred and forty-one thousand, two hundred and seventeen (142.141.217) new, common, nominative, book-entry shares with no par value, at the issuance price of two reals and sixty centavos (R$2.60) per share.

This increase will be made within the authorized capital limit established by article 6 of the Company’s bylaws, as approved at the extraordinary general meeting held on May 23, 2011. The new Company shares will be identical in every way to the currently existing shares and the current shareholders will be guaranteed a preemptive right to subscribe for the new shares under article 171 of Law 6,404 of December 15, 1976, as amended (“Law 6,404”). From June 15, 2012 to July 17, 2012 will be open for shareholders to exercise the preemptive right to acquire the new shares, with the following conditions being observed:

1. Amount of the capital increase and number of shares to be issued

The minimum amount of the capital increase will be two hundred and fifty-two million, two hundred thousand reals (R$252,200,000.00), through the issuance of ninety-seven million (97,000,000) new, common shares, and the maximum amount will be three hundred and sixty-nine million, five hundred and sixty-seven thousand, one hundred and sixty-four reals and twenty centavos (R$369,567,164.20), through the issuance of up to one hundred and forty-two million, one hundred and forty-one thousand, two hundred and seventeen (142,141,217) new, common shares.

2. Allocation of funds and justification for potential partial ratification

The funds obtained through the capital increase will be used for the Company’s investment projects that have already been announced, such as: (a) the expansion of starch production in Brazil; (b) investments in starch in China; and                       (c) investments towards product portfolio diversification in the European ethanol and starch activities.

3. Type of shares to be issued

The shares issued will be common, nominative and have no par value, being in every way identical to the existing shares.

4. Dividends

The shares to be issued will have the full right to all the benefits, including dividends, interest on shareholder equity and any compensation on capital that the Company may declare after the ratification of the Company’s Capital Increase by the Board of Directors.

5. Registration date and subscription list

Those who hold company shares on June 14, 2012, will have a preemptive right, established on the basis of the maximum number of shares to be issued of one hundred and forty-two million, one hundred and forty-one thousand, two hundred and seventeen (142,141,217) shares, to subscribe for the Capital Increase in the proportion of 0.210399148 new, common, nominative, book-entry shares with no par value for each one (1) common share issued by the Company that they hold.

6. Trading ex-rights

Shares acquired beginning June 15, 2012, will not give the acquiring shareholder a preemptive right. Beginning June 15, 2012, the shares issued by the Company will be traded ex-subscription.

7. Issuance price

The issuance price of each one of the new common shares is two reals and sixty centavos (R$2.60) per share and was established on the basis of the simple average of the closing price for the Company’s shares (BM&FBOVESPA “TERI3”) over the last thirty (30) trading sessions on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), prior to the Notice of Material Fact released on June 13, 2012, covering the period from April 27, 2012, through June 11, 2012, inclusive, and with a discount of 13.1% over this amount and, also, with a discount of 3.0% in relation to the last closing price of R$2.68 per share on June 12, 2012, under article 170(1)(III) of Law 6,404 of December 15, 1976. The purpose of this discount is to encourage the minority shareholders to subscribe for the capital increase and to provide conditions for the price formation of the subscription rights.

8. Form of payment

Payment will be made in cash, in Brazilian currency, at the time of subscription.

9. Period for the exercise of the preemptive subscription right

The period for the exercise of the preemptive subscription right for the shares will begin on June 15, 2012, and end on July 17, 2012, inclusive.

10. Procedure to subscribe for shares and trade subscription rights

10.1. Shareholders who are registered on the books of shares of Banco Bradesco S.A may obtain the respective subscription bulletins and exercise the right at any branch of Bradesco. Those shareholders who have shares in the fungible custody of BM&FBOVESPA shall exercise subscription rights in their respective custody agent.

10.2. Shareholders who wish to trade their subscription rights during the preemptive right exercise period can do so, for which the shareholders should request the respective rights assignment bulletin, which will be issued by Bradesco, or give instructions to their broker to trade them directly on the stock exchange.

10.3. Once a rights assignment bulletin is issued, and there is an actual disposition of the rights, the corresponding declaration on the back of the rights assignment bulletin with the assignor’s notarized signature will be required.

10.4. Those who subscribe must state their interest in the reservation of the remainder shares in the share subscription bulletin.

10.5. Those shareholders whose shares are deposited at the BM&FBOVESPA Central Depositary must give instructions to their respective custody agent for trading directly on the stock exchange.

10.6. The shareholders will have the right to choose in advance, in the subscription bulletin, to reconsider their decision to invest in the subscription in the event the Company decides to partially ratify the Capital Increase, as described in item 13 below.

10.7. Those shareholders who wish to reconsider their investment decision, under item 10.6 above, and exclusively those shareholders, must for this purpose expressly state their intention in the subscription bulletin to be provided by Bradesco, and transfer the deposit of the entirety of their subscription rights to Bradesco, which must occur by the moment at which the subscription right is effectively exercised, within the preemptive right period described in item 9 above, as well as state the following information necessary for any credit:

-           Bank

-           Branch

-           Checking Account

-           Name / Company Name

-           Personal taxpayer ID number [CPF] / Corporate taxpayer ID number [CNPJ]

-           Address

-           Telephone Number

10.8. In the event there is no statement regarding this right, a firm intention by the shareholder to fully subscribe for the Capital Increase in the manner and quantity declared by it in the subscription bulletin will be assumed, with only the minimum amount of the Capital Increase described in item 1 above being required to be reached.

10.9. The period for this reconsideration will be stated to the shareholders through a Notice to the Market stating the Company’s intention for a partial ratification.

11. Justification for the procedure adopted

The procedure described in item 10 above is justified by the fact that the Company’s interest will be served in the event of a partial ratification at the minimum issuance amount.

12. Assignment of preemptive subscription right

The preemptive subscription rights can be freely assigned by Company shareholders to third parties under article 171(6) of Law 6,404.

13. Procedure for remainder shares

After the end of the period for the exercise of the preemptive right, the Company will conduct one or more pro rata distributions of any remainder shares, or remainders of remainder shares, can sell the remainders of remainder shares on a stock exchange under article 171(7)(b) of Law 6,404 and, at the option of the Board of Directors after the first pro rata distribution of remainder shares, can partially ratify the capital increase, so long as the subscription amount reaches the minimum of two hundred and fifty-two million, two hundred thousand reals (R$252,200,000.00), through the issuance of at least ninety-seven million (97,000,000) new, common shares. In any pro rata distribution of remainder shares, or remainders of remainder shares, the shareholders who stated an interest in the reservation of remainder shares in the subscription bulletin will have a period of three (3) business days from the publication of the Notice to the Market by the Company to subscribe for the remainder shares in the pro rata distribution.

14. Documentation to subscribe for shares and assignment of rights

14.1. Natural Person: ID document, personal taxpayer ID number (CPF/MF) and proof of address.

14.2. Corporate Entity: Articles of incorporation or bylaws and minutes for the general meeting that elected the managers who are in office, duly filed at the board of trade with jurisdiction and proof of address.

14.3. In the event of representation through a power of attorney, the respective public instrument power of attorney with a notarized signature must be presented.

15. Places for service

At BM&FBOVESPA custody agents and specialized Bradesco branches.

16. Ratification

After the shares of this Capital Increase are effectively subscribed for and paid in, a new meeting of the Board of Directors of the Company must be called to partially or fully ratify the Capital Increase, within the limit of the authorized capital.

17. Credit of the shares

The shares issued will be credited within three (3) business days after the ratification of the share capital increase, at Bradesco.

FOR FURTHER INFORMATION PLEASE CONTACT

Marcus E. Thieme                                                     Felipe F. Mendes

Investor Relations Officer                                              Investor Relations Manager

                                                                                  Tel: +55 (11) 3544-4900

                                                                                  ri@tereosinternacional.com

Important Information

This communication is for informational purposes only and is not an offer of securities or invitation to subscribe for or purchase any securities of Tereos Internacional S.A.  The securities mentioned in this communication have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act.

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tereos Internacional S.A., are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to update any of them in the light of new information or future events.